RANCHO SANTA FE MINING, INC.

9655 Granite Ridge Drive, Suite 200

San Diego, CA 92123

Tel. 858.717.8090

August 29, 2016

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Rancho Santa Fe Mining, Inc.
Amendment No. 3 to Form S-1
Filed August 5, 2016
File No. 333-208550

Dear Mr. Reynolds:

Rancho Santa Fe Mining, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter dated August 19, 2016 pertaining to the Company’s above-referenced filing (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter.

Description of Securities

Securities Authorized for Issuance Under Equity Compensation Plans, page 18

1.	We note your response to comment 6. We also note that you have disclosed on page F- 15 that the “Company issued 3,000,000 shares of its common stock to Kodiak Capital for services rendered.” However, the Equity Purchase Agreement does not refer to any services performed for the Company by Kodiak Capital. Please advise us of the nature of the services and revise where appropriate.

RESPONSE: We respectfully submit to the staff that the language found in our disclosure on page F-15 is incorrect. Kodiak has not provided any services to the Company. The Company agreed to issue to Kodiak 3,000,000 shares of the Company’s common stock as a commitment fee pursuant to the Equity Purchase Agreement. We have revised our disclosure to include the interim financial statement for the quarter ended June 30, 2016 and the appropriate language for the issuance can be found in “Note 3 – Equity Transactions”.

Description of Business, page 19

2.	We note your response to comment 8. Please revise to clarify if your patented claims are leased or owned. If leased, summarize the terms of your lease obligations.

RESPONSE: We respectfully submit to the staff we own the land and have revised our disclosure accordingly.

3.	We note your response to comment 9. It does not appear that a mine located on a ridge implies that the apex of a vein or lode is also located on the ridge. Rather extensive exploration work is required to make this determination. Please revise to remove disclosure related to the apex rule or provide us with substantial geological evidence that supports your disclosure.

RESPONSE: We respectfully submit to the staff that we have removed the all language regarding the “Apex Rule in Mining” from our disclosure.

4.	We note your response to comment 11 and the exploration work summary beginning on page 24 of your disclosure. It appears the Pelke Technical Evaluation covers an area that includes your two patented claims along with additional patented and unpatented claims. Please revise this section of your filing to summarize exploration work performed specifically on the property under your control.

RESPONSE: We respectfully submit to the staff that we have revised our disclosure to summarize exploration work performed specifically on the property we control.
5.	Additionally, when disclosing exploration results include the sample location and identification number, the type of sample, the sample size, and the results. We suggest presenting sample data in a tabular format.

RESPONSE: We respectfully submit to the staff that we have revised our disclosure to include the sample location and identification number, the sample size and the results. The sample data has been provided in tabular form.

6.	We note your response to comment 12 and we reissue the comment. Please revise to remove these estimates.

RESPONSE: We respectfully submit to the staff that we have revised our disclosure to remove these estimates.

Legal Proceedings, page 26

7.	We note the reference to a lawsuit on page 7 for which you assumed the liabilities. We also note disclosure on page 34 and elsewhere that you are “pursuing any other available legal remedies” with respect to Kodiak. Please advise us as to your consideration of whether disclosure of these matters is required pursuant to Instruction 4 to Item 103 of Regulation S-K.

RESPONSE: We respectfully submit to the staff that since the Company is not a party “adverse” in either of these situations, disclosure pursuant to Instruction 4 to Item 103 of Regulation S-K is not necessary.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 28

8.	Please revise to address your cash on hand and your approximate monthly burn rate.

RESPONSE: We respectfully submit to the staff that we have revised our disclosure to indicate our cash on hand and our approximate burn rate.

Recent Sales of Unregistered Securities, page 59

9.	We note your response to comment 17. We also note that you have disclosed that the number of shares issued to HMCI shareholders represented 45% of the Company’s issued and outstanding shares at the time of issuance. You have also disclosed that there were 13,500,000 shares issued and outstanding as of September 30, 2015. However, you have not disclosed any sales of your common shares between September 30, 2015, and October 28, 2015, the date of the Asset Purchase Agreement entered into with HMCI. HMCI shareholders’ 45% shareholding as a result of the 13,500,000 shares issued to them in the transaction on October 28, 2015, would imply that there were 30,000,000 shares outstanding at the date of issuance. Please revise to clarify. Also, please advise us if you issued any shares to Kodiak (other than the commitment shares) under the equity line agreement.

RESPONSE: We respectfully submit to the staff that we have revised our disclosure to clarify the above. In addition, we have not issued Kodiak any other shares other than the 3,000,000 commitment fee shares under the equity line agreement.

In connection with the Company’s responding to the comments set forth in the August 19, 2016 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Michael Midlam

Michael Midlam

President